SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2006

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2006 AND 2005
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%

s1	TOTAL ASSETS	53,032,367	100%	41,971,718	100%

s2	CURRENT ASSETS	45,577,874	86%	34,559,068	82%
s3	CASH AND SHORT-TERM INVESTMENTS	23,125,797	44%	17,751,940	42%
s4	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,007,307	30%	11,870,950	28%
s5	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,635,628	3%	557,642	1%
s6	INVENTORIES	3,176,482	6%	3,314,217	8%
s7	OTHER CURRENT ASSETS	1,632,660	3%	1,064,319	3%
s8	LONG-TERM	1,151,880	2%	996,819	2%
s9	ACCOUNTS AND NOTES RECEIVABLE (NET)	—	0%	—	0%
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED	1,151,880	2%	996,819	2%
	SUBSIDIARIES AND ASSOCIATES	—	0%	—	0%
s11	OTHER INVESTMENTS	—		—
s12	PROPERTY, PLANT AND EQUIPMENT	5,430,325	10%	5,610,222	13%
s13	LAND AND BUILDINGS	3,458,626	7%	3,425,495	8%
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	309,203	1%	379,253	1%
s15	OTHER EQUIPMENT	5,789,681	11%	5,787,385	14%
s16	ACCUMULATED DEPRECIATION	(4,127,185)	-8%	(3,981,911)	-9%
s17	CONSTRUCTION IN PROGRESS		0%		0%
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	791,949	1%	775,228	2%
s19	OTHER ASSETS	80,339	0%	30,381	0%

s20	TOTAL LIABILITIES	42,278,719	100%	33,601,088	100%

s21	CURRENT LIABILITIES	35,670,259	84%	27,331,155	81%
s22	SUPPLIERS	3,600,312	9%	4,481,254	13%
s23	BANK LOANS		0%		0%
s24	STOCK MARKET LOANS	904,413	2%	1,052,705	3%
s25	TAXES PAYABLE	158,375	0%	127,744	0%
s26	OTHER CURRENT LIABILITIES	31,007,159	73%	21,669,452	64%
s27	LONG-TERM LIABILITIES	5,010,430	12%	4,648,219	14%
s28	BANK LOANS	1,980,630	5%	1,959,496	6%
s29	STOCK MARKET LOANS	2,048,800	5%	2,688,723	8%
s30	OTHER LOANS	981,000	2%		0%
s31	DEFERRED LIABILITIES	555,516	1%	433,136	1%
s32	OTHER NOT CURRENT LIABILITIES	1,042,514	2%	1,188,578	4%

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	10,753,648	100%	8,370,630	100%

s34	MINORITY INTEREST		0%	—	0%
s35	MAJORITY INTEREST	10,753,648	100%	8,370,630	100%
s36	CONTRIBUTED CAPITAL	1,706,958	16%	1,854,401	22%
s79	CAPITAL STOCK	747,282	7%	758,636	9%
s39	PREMIUM ON ISSUANCE OF SHARES	959,676	9%	1,095,765	13%
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	0%	—	0%
s41	EARNED CAPITAL	9,046,690	84%	6,516,229	78%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	15,038,356	140%	11,858,583	142%
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,268,151)	-49%	(4,898,544)	-59%
s80	SHARED REPURCHASED	(723,515)	-7%	(443,810)	-5%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	23,125,797	100%	17,751,940	100%
s46	CASH	3,037,840	13%	1,714,620	10%
s47	SHORT-TERM INVESTMENTS	20,087,957	87%	16,037,320	90%

s7	OTHER CURRENT ASSETS	1,632,660	100%	1,064,319	100%
s81	DERIVATE FINANCIAL INSTRUMENTS	737,250	45%	204,058	19%
s82	DISCONTINUED OPERATIONS	—	0%	—	0%
s83	OTHERS	895,410	55%	860,261	81%

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	791,949	100%	775,228	100%
s48	DEFERRED EXPENSES (NET)	—	0%	—	0%
s49	GOODWILL	791,949	100%	775,228	100%
s51	OTHER	—	0%	—	0%

s19	OTHER ASSETS	80,339	100%	30,381	100%
s84	INTANGIBLE ASSET FORM LABOR OBLIGATIONS	—	0%	—	0%
s85	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
s50	DEFERRED TAXES	—	0%	—	0%
s86	DISCONTINUED OPERATIONS	—	0%	—	0%
s87	OTHERS	80,339	100%	30,381	100%

s21	CURRENT LIABILITIES	35,670,259	100%	27,331,155	100%
s52	FOREIGN CURRENCY LIABILITIES	1,002,918	3%	211,085	1%
s53	MEXICAN PESOS LIABILITIES	34,667,341	97%	27,120,070	99%

s26	OTHER CURRENT LIABILITIES	31,007,159	100%	21,669,452	100%
s88	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
s89	INTERES LIABILITIES	1,649	0%	—	0%
s68	PROVISIONS	823,335	3%	470,099	2%
s90	DISCONTINUED OPERATIONS	—	0%	—	0%
s58	OTHER CURRENT LIABILITIES	30,182,175	97%	21,199,353	98%

s27	LONG-TERM LIABILITIES	5,010,430	100%	4,648,219	100%
s59	FOREIGN CURRENCY LIABILITIES	981,000	20%	—	0%
s60	MEXICAN PESOS LIABILITIES	4,029,430	80%	4,648,219	100%

s31	DEFERRED LIABILITIES	555,516	100%	433,136	100%
s65	NEGATIVE GOODWILL	—	0%	—	0%
s67	OTHER	555,516	100%	433,136	0%

s32	OTHER NOT CURRENT LIABILITIES	1,042,514	100%	1,188,578	100%
s66	DEFERRED TAXES	788,310	76%	1,019,165	86%
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	140,224	13%	99,431	8%
s92	DISCONTINUED OPERATIONS	—	0%	—	0%
s69	OTHER LIABILITIES	113,980	11%	69,982	6%

s79	CAPITAL STOCK	747,282	100%	758,636	100%
s37	CAPITAL STOCK ( NOMINAL)	544,630	73%	564,274	74%
s38	RESTATEMENT OF CAPITAL STOCK	202,652	27%	194,362	26%

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%

s42	RETAINED EARNINGS AND CAPITAL RESERVES	15,038,356	100%	11,858,583	100%
s93	LEGAL RESERVE	116,731	1%	116,731	1%
s43	RESERVE FOR REPURCHASE OF SHARES	890,510	6%	890,510	8%
s94	OTHER RESERVES	—	0%	—	0%
s95	RETAINED EARNINGS	13,043,860	87%	10,314,832	87%
s45	NET INCOME FOR THE YEAR	987,255	7%	536,510	5%

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,268,151)	100%	(4,898,544)	100%
s70	ACCUMULATED MONETARY RESULT	—	0%		0%
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,377,168)	104%	(5,058,676)	105%

s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	83,476	-2%	83,122	-2%

s97	CUMULATIVE RESULT FROM DERIVATE FINANCIAL INSTRUMENTS	25,541	0%	77,010	-2%

s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	—	0%	—	0%
s99	LABOR OBLIGATION ADJUSTMENT	—	0%	—	0%

s100	OTHER	—	0%	—	0%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER CONCEPTS
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
S	CONCEPTS	Amount	Amount

s72	WORKING CAPITAL	9,907,615	7,227,913
s73	PENSION AND SENIORITY PREMIUMS	140,224	99,431
s74	EXECUTIVES (*)	229	166
s75	EMPLOYEES (*)	38,121	28,344
s76	WORKERS (*)		—
s77	OUTSTANDING SHARES (*)	236,537,767	244,094,567
s78	REPURCHASED SHARES (*)	9,002,000	5,784,640
s101	RESTRICTED CASH	4,388,158	1,722,074
s102	NOT DEBT OF NON CONSOLIDATED COMPANIES	—	—

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2006 AND 2005
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
R	CONCEPTS	Amount	%	Amount	%

r01	NET SALES	8,042,927	100%	7,430,627	100%
r02	COST OF GOODS SOLD	4,187,898	52%	4,044,923	54%
r03	GROSS PROFIT	3,855,029	48%	3,385,704	46%
r04	OPERATING EXPENSES	3,001,652	37%	2,641,264	36%
r05	OPERATING INCOME	853,377	11%	744,440	10%
r06	COMPREHENSIVE FINANCING RESULT	(491,625)	-6%	109,945	1%
r07	INCOME AFTER COMPREHENSIVE FINANCING RESULT	1,345,002	17%	634,495	9%
r08	OTHER EXPENSE AND INCOME (NET)		0%		0%
r44	SPECIAL ITEMS	—		—
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	1,345,002	17%	634,495	9%
r10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	390,051	5%	110,122	1%
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	954,951	12%	524,373	7%
r12	EQUITY NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	32,304	0%	12,137	0%
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	987,255	12%	536,510	7%
r14	INCOME FORM DISCONTINUED OPERATIONS				0%
	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	—		—
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	987,255	12%	536,510	7%
r16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET
r18	NET CONSOLIDATED INCOME	987,255	12%	536,510	7%
r19	NET INCOME OF MINORITY STOCKHOLDERS	—	0%	—	0%
r20	NET INCOME OF MAJORITY STOCKHOLDERS	987,255	12%	536,510	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
R	CONCEPTS	Amount	%	Amount	%

r01	NET SALES	8,042,927	100%	7,430,627	100%
r21	DOMESTIC	7,316,938	91%	6,840,048	92%
r22	FOREIGN	725,989	9%	590,579	8%
r23	TRANSLATED INTO DOLLARS (***)	66,605	1%	52,872	1%

r06	INTEGRAL FINANCING COST	(491,625)	100%	109,945	100%
r24	INTEREST EXPENSE	151,715	-31%	164,853	150%
r42	GAIN (LOSS) ON RESTATEMENT FOR UDI’S	—	0%	—	0%
r45	OTHER FINANCE COSTS	—	0%	—	0%
r26	INTEREST INCOME	(35,957)	7%	(27,715)	-25%
r46	OTHER FINANCIAL PRODUCTS	(466,289)	95%	—	0%
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(96,530)	20%	(8,631)	-8%
r28	RESULT FROM MONETARY POSITION	(44,564)	9%	(18,562)	-17%

r10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	390,051	100%	110,122	100%

r32	INCOME TAX	501,138	128%	129,992	118%
r33	DEFERRED INCOME TAX	(111,087)	-28%	(19,870)	-18%
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	—	0%	—	0%
r35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING	—	0%	—	0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
R	CONCEPTS	Amount	Amount

r36	TOTAL SALES	8,042,927	7,430,627
r37	TAX RESULT FOR THE YEAR	1,728,062	433,307
r38	NET SALES (**)	32,697,802	28,883,889
r39	OPERATING INCOME (**)	3,968,007	3,147,934
r40	INCOME OF MAJORITY STOCKHOLDERS (**)	3,453,632	1,882,786
r41	NET CONSOLIDATED INCOME (**)	3,453,632	1,883,182
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPARIMENT LOSSES	340,819	317,066

(***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2006 AND 2005
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%

r1	NET SALES	8,042,927	100%	7,430,627	100%
r2	COST OF SALES	4,187,898	52%	4,044,923	54%
r3	GROSS PROFIT	3,855,029	48%	3,385,704	46%
r4	OPERATING EXPENSES	3,001,652	37%	2,641,264	36%
r5	OPERATING INCOME	853,377	11%	744,440	10%
r6	INTEGRAL FINANCING COST	(491,625)	-6%	109,945	1%
r7	INCOME AFTER INTEGRAL FINANCING COST	1,345,002	17%	634,495	9%
r8	OTHER EXPENSE AND INCOME ( NET )	—	0%	—	0%
r44	SPECIAL ITEMS	—	0%	—	0%
r9	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	1,345,002	17%	634,495	9%
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	390,051	5%	110,122	1%
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	954,951	12%	524,373	7%
r12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	32,304	0%	12,137	0%
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	987,255	12%	536,510	7%
r14	INCOME FROM DISCONTINUED OPERATIONS				0%
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	987,255	12%	536,510	7%
r16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)	—	0%	—	0%
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET

r18	NET CONSOLIDATED INCOME	987,255	12%	536,510	7%
r19	NET INCOME OF MINORITY INTEREST	—	0%	—	0%
r20	NET INCOME OF MAJORITY INTEREST	987,255	12%	536,510	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%

r01	NET SALES	8,042,927	100%	7,430,627	100%
r21	DOMESTIC	7,316,938	91%	6,840,048	92%
r22	FOREIGN	725,989	9%	590,579	8%
r23	TRASLATED INTO DOLLARS (***)		0%	—	0%

r06	INTEGRAL FINANCING COST	(491,625)	100%	109,945	100%
r24	INTEREST EXPENSE	151,715	-31%	164,853	150%
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	—	0%	—	0%
r45	OTHER FINANCE COSTS	—	0%	—	0%
r26	INTEREST INCOME	(35,957)	7%	(27,715)	-25%
r46	OTHER FINANCIAL PRODUCTS	(466,289)	95%		0%
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(96,530)	20%	(8,631)	-8%
r28	RESULT FROM MONETARY POSITION	(44,564)	9%	(18,562)	-17%

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	390,051	100%	110,122	100%
r32	INCOME TAX	501,138	128%	129,992	118%
r33	DEFERRED INCOME TAX	(111,087)	-28%	(19,870)	-18%
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	—	0%	—	0%
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	—	0%	—	0%
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPARIMENT LOSSES	340,819	87%	317,066	288%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2006 AND 2005
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
C	CONCEPTS	Amount	Amount

c01	CONSOLIDATED NET INCOME	987,255	536,510
c02	+ ( – ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RE- SOURCES	524,044	597,754
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,511,299	1,134,264
c04	RESOURCES PROVIDED OR USED IN OPERATION	1,034,381	3,402,884
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,545,680	4,537,148
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	773,397	(310,846)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	—	23,356
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	773,397	(287,490)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(242,267)	(437,769)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,076,810	3,811,889

c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,048,987	13,940,051

c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,125,797	17,751,940

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2006 AND 2005
(Thousands of Mexican Pesos of March 31, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
C	CONCEPTS	Amount	Amount

c02	+ ( – ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	524,044	597,754
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	340,819	317,066
c41	+( – ) OTHER ITEMS	183,225	280,688

c04	RESOURCES PROVIDED OR USED IN OPERATION	1,034,381	3,402,884
c18	+ ( – ) (INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(931,512)	(374,755)
c19	+ ( – ) (INCREASE) DECREASE IN INVENTORIES	1,119,450	487,242
c20	+ ( – ) (INCREASE) DECREASE IN OTHER ACCOUNTS RECEIVABLES	682,049	1,167,790
c21	+ ( – ) INCREASE (DECREASE) IN SUPPLIERS	(992,701)	(126,412)
c22	+ ( – ) INCREASE (DECREASE) IN OTHER LIABILITIES	1,157,095	2,249,019

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	773,397	(310,846)
c23	+ BANK FINANCING	48,312	96,005
c24	+ STOCK MARKET FINANCING	(828,184)	(28,116)
c25	+ DIVIDEND RECEIVED	—	—
c26	+ OTHER FINANCING	1,553,269	(378,228)
c27	( – ) BANK FINANCING AMORTIZATION	—	—
c28	( – ) STOCK MARKET FINANCING AMORTIZATION	—	—
c29	( – ) OTHER FINANCING AMORTIZATION	—	(507)
c42	+ ( – ) OTHER ITEMS	—	—

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	—	23,356
c30	INCREASE (DECREASE) IN CAPITAL STOCK	—	—
c31	( – ) DIVIDENDS PAID	—	—
c32	´+ PREMIUM ON ISSUANCE OF SHARES	—	23,356
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	—
c43	OTHER ITEMS	—	—

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(242,267)	(437,769)

c34	+ ( – ) (INCREASE) DECREASE IN PERMANENT INVESTMENTS	(56,067)	—
c35	+ ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(186,200)	(437,769)
c36	( – ) INCREASE IN CONSTRUCTION IN PROGRESS	—	—
c37	SALE OF OTHER PERMANENT INVESTMENTS	—	—
c38	SALE OF TANGIBLE FIXED ASSETS	—	—
c39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		CURRENT YEAR		PREVIOUS YEAR
P	CONCEPTS

	YIELD
p01	NET INCOME TO NET SALES	12.27%		7.22%
p02	NET INCOME TO STOCKHOLDERS ´EQUITY (**)	32.11%		22.49%
p03	NET INCOME TO TOTAL ASSETS (**)	6.51%		4.48%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	—%		—%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	—%		—%

	ACTIVITY
p06	NET SALES TO TOTAL ASSETS (**)	0.61	times	0.68	times
p07	NET SALES TO FIXED ASSETS (**)	6.02	times	5.14	times
p08	INVENTORIES TURNOVER (**)	4.12	times	4.15	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	156	days	125	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.35%		8.00%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	79.72%		80.05%
p12	TOTAL LIABILITIES TO STOCKHOLDERS ´EQUITY	3.93	times	4.01	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.69%		0.62%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	92.26%		82.85%
p15	OPERATING INCOME TO INTEREST PAID	5.62	times	4.51	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.77	times	0.85	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.27	times	1.26	times
p18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.18	times	1.14	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.07	times	1.02	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	64.83%		64.95%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	18.79%		15.26%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO
	NET SALES	12.86%		45.79%
p23	RESOURCES GENERATED (USED) IN OPERATING TO
	INTEREST PAID	16.77	times	27.52	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	100.00%		108.12%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	—%		(8.12)%
p26	ADQUISITION OF PROPERTY, PLANT AND EQUIPMENT
	TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	76.85%		100.00%
     (**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		CURRENT YEAR	PREVIOUS YEAR
D	CONCEPTS

d01	BASIC PROFIT PER ORDINARY SHARE (**)	14.66	7.75
d02	BASIC PROFIT PER PREFERRED SHARE (**)	—	—
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	—	—
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	14.66	4.64
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	—	—
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	—	3.11
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	—	—
d08	CARRYNG VALUE PER SHARE	45.46	34.29
d09	CASH DIVIDEND ACCUMULATED PER SHARE	—	—
d10	DIVIDEND IN SHARES PER SHARE	— shares	— shares
d11	MARKET PRICE TO CARRY VALUE	2.44 times	2.61 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.57 times	11.55 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	— times	— times

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. COMPANY ACTIVITY
Grupo Elektra, S. A. de C. V. (Grupo Elektra) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 939 stores in Mexico and 85 in El Salvador, Guatemala, Peru and Honduras (LAM). The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Elektricity.
Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.
In April 2002 Grupo Elektra received authorization from Mexico’s Treasury Ministry to operate a Retirement Savings Fund Administrator named Afore Azteca, S. A. de C. V. (AAZ). The fund began operations in July 2003.
Grupo Elektra received authorization from the Treasury Ministry to incorporate Banco Azteca, SA de C.V., Multiple Banking Institution (BAZ), which began operations in the last quarter of 2002. As of December 31, 2004, it had established branches in 939 Elektra and Salinas y Rocha stores, and as of the close of December 2005 in approximately 482 other branches in third-party channels.
On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. and changed its business name to Seguros Azteca, S.A. de C.V. (SAZ). This company offers life, accident and medical insurance to company customers. The purchase did not include any customer portfolio or liabilities. Seguros Azteca began operations February 12, 2004.
On November 24, 2004, Grupo Elektra received authorization from the Panama Bank Superintendent, through resolution number SB-224-2004. It began operations on March 1, 2005. As of December 31, 2005 it had six branches in Panama.
Grupo Elektra incorporated Azteca Daños, S. A. on January 11, 2005. As of December 31, 2005 it had not obtained authorization by the Treasury Ministry to begin operations.
On November 11, 2004, Grupo Elektra requested registration of its shares on the LATIBEX market in Spain and began quoting its shares on November 16, 2004 under the code XEKT. LATIBEX is the only international market dedicated to Latin American capital in Euros and is regulated by Spain’s stock market laws. This market represents the ideal way to efficiently attract European investment in Latin American companies as well as to permit investors from that region to acquire and sell principal Latin American companies through the only market that operates a contracting and sales system in one currency, the Euro.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of Banco Azteca, Banco Azteca Panama, Afore Azteca and Seguros Azteca included in the consolidated financial statements were originally prepared in accordance with accounting criteria established by regulatory commissions and have been adjusted in those cases where they differ from Mexican Generally Accepted Accounting Principles for the preparation of these consolidated financial statements.
Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
a. Recognition of the effects of inflation
The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of March 31, 2006, in accordance with the following policies.
- Inventory and cost of sales are restated by using the replacement cost method.
-Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
-The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of the last year.
-The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the deficit in the restatement of capital.
- The INPC used to recognize the effects of inflation on the financial statements was 117.309 and 113.438 as of March 31, 2006 and 2005, respectively.
b. Bases of consolidation
The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
c. Investments in securities
The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
According to Mexican GAAP, marketable securities and other contracts that give rise to a financial asset or liability must be recognized according to the substance of the contract, using three classifications: a) acquired for business purposes, b) available for sale and c) held to maturity.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Negotiable securities are expressed at their net realization value, taking as a basis a reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of valuation in comprehensive cost of financing.
Instruments available for sale are expressed at their net realization value, taking as a basis reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of the valuation as part of comprehensive profit until the securities are disposed of. On that date gains or losses generated are recognized within the comprehensive cost of financing.
d. Loan portfolio and securitization of portfolio
The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit risks.
- Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:
- Loans with a single payment of principal and interest 30 days or more past due.
- Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.
- Loans with installments on the principal and interest, at 90 days or more in arrears.
- Revolving loans if there are two monthly billing periods, or 60 or more days past due.
- Mortgage loans, when principal and interest payments are 90 days or more past due.
e. Allowance for credit risks
The methodology that credit institutions must apply in determining the amount of allowance for credit risks is found in Mexico’s Treasury Ministry’s “Rules for Classification of the Credit Portfolio of Credit Institutions” and the methodology established by the Commission for each type of loan currently contained within the provisions.
The estimates are based on studies that analyze and classify the portfolio in accordance with General Provisions Applicable to Methodology for Classification of the Credit Portfolio of Credit Institutions”, established by the Banking and Securities Commission, published in Mexico’s Official Gazette on August 20, 2004 and applicable as of the December 1, 2004, currently contained within the provisions.
These provisions state that for consumer loans, specific percentages are applied based on past due billing periods, depending on if the periods are weekly, biweekly or monthly. The institution uses weekly periods for purposes of establishing portfolio aging levels in accordance with delay in payments. Based on this, it determines the amount of allowances necessary.
For housing loans, the Institution also apples specific percentages to classify the portfolio, considering the past due billing periods, probability of breach and or severity of loss associated with the value and nature of the guarantees for these loans.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
For purposes of classifying the commercial loan portfolio, information is used from quarters that ended in the months of March, June, September and December. To determine the net value of this loan portfolio, each loan is individually classified in accordance with the methodology used according to their balance.
In addition, for loans with balances greater than 900,000 UDIs as of the date of classification, the credit worthiness of the debtors is evaluated. Additionally, the Company established the policy of creating allowances additional to those determined in accordance with the preceding paragraphs. This policy consists of determining the amount of the allowance for each type of loan in light of the expected amount of the loss in accordance with past behavior. This is based on accumulated experience of affiliated companies, which until the start up of operations of BAZ were responsible for granting loans for acquisition of durable consumer goods as well as the bank’s experience (including statistical calculations).
For purposes of the allowance for loans granted in Latin American countries where the company has operations, it has created the allowances based on expected losses according to past behavior. Calculation of these allowances consists of increasing them for each credit sale by 5%.
f. Inventories.
Inventories are originally valued at cost of acquisition and are restated as mentioned in Note 2-a. Values are as of last purchase, which do not exceed market value.
g. Property, furniture, equipment and investment in stores
Property, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a.
Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.
The Company conducts a major part of its operations from leased facilities, which include 894 stores, nine distribution centers and the building housing the Company’s headquarters. These facilities are under operating leases that expire at various times over the next eight years. Most of the leases are renewable for periods of three to five years.
Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.
h. Investments in shares
The investment in CASA and Círculo de Crédito, S. A. de C. V. is valued by the equity method. The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a. The equity in the results of CASA, Círculo de Crédito and other associated companies, is shown in the statement of results.
In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
i. Goodwill
Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years, negative goodwill is amortized over five years; both are restated as mentioned in Note 2-a.
In accordance with the accounting provisions of Bulletin C 15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to impairment tests in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.
As of March 31, 2006 and 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.
j. Demand and term deposits
BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
k. Income tax, asset tax and workers’ profit-sharing
The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the repurchase agreement profit basis determined under the Income Tax Law.
l. Labor obligations
Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs in the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.
As of December 31, 2005, the company created a plan to cover legal indemnity payments which are determined in accordance with actual early studies carried out by independent experts.
Until December 31, 2004, other payments based on seniority which workers have the right to in case of separation or death according to Mexico’s Federal Labor Law are taken to results in the year in which they are payable.
m. Review of the values of long-lived assets
The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal,” of Mexican Generally Accepted Accounting Principles, issued in March 2003.
n.Transactions in foreign currencies and translation of foreign operations
Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange-rate differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.
To consolidate the operations of the subsidiaries in El Salvador, Guatemala, Honduras and Peru, the Company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year.
o.Earnings per share
Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding.
Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra distribution of profits.
p. Operations with derivative financial instruments
Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company share prices are recognized in the statement of income as income or expense, and those corresponding to interest rate coverage instruments are recognized in comprehensive income.
Beginning in 2004, the Company chose early adoption of Bulletin B 10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles.
q. Comprehensive income
Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions.
r. Revenue recognition
The Company recognizes revenue on sales when goods are delivered to customers.
Interest is recognized as income when accrued, applying the straight line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Revenues from money transfer services represent the commissions paid by Western Union to the Company arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.
Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
s. Presentation of revenues and costs
In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
( * ) In January 1996, Elektra signed a 10-year exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$14.2 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow sells a portion of the shares of the subsidiaries equivalent to US$14.2 million, which are paid annually to Elektra as consideration for the exclusive services. In January 2006 a new contract was signed for an additional six years and one month.
t. Use of estimates
Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
u. Reconciliation between net income and EBITDA

	1Q06	1Q05	2006	2005
Reported net income	987.3	536.5	987.3	536.5

Add (subtract) the following items:
Minority interest	—	—	—	—
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(32.3)	(12.1)	(32.3)	(12.1)
Tax provision	390.1	110.1	390.1	110.1
Comprehensive financing cost	(491.6)	109.9	(491.6)	109.9
Depreciation and amortization	340.8	317.1	340.8	317.1
Monetary loss recorded on revenues	(5.4)	—	(5.4)	—
Monetary gain recorded on cost	—	0.3	—	0.3

	201.6	525.3	201.6	525.3

EBITDA	1,188.9	1,061.8	1,188.9	1,061.8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
GRUPO ELEKTRA ANNOUNCES EBITDA GROWTH OF 12%, TO RECORD OF Ps.1,189 MILLION
Total Revenue Increases 8% to Record High of Ps.8,043 Million-
-Net Income Rises 84% to Ps.987 Million
Banco Azteca’s Consumer Deposits Grow 33% to Ps.28,187 Million, and Gross Credit Portfolio* Increases 34%, to Ps.16,213 Million-
Mexico City, April 27, 2006-Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the first quarter of 2006.
Consolidated revenue growth continues with its solid and positive trend, reaching record levels for a first quarter, and profitability increased considerably, generating a double digit expansion in gross profit and EBITDA, commented Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “We focus in the profitability of our sales, promoting products and services-like transportation related goods, mobile phones, money transfers and extended warranties-that have an optimal contribution to consolidated EBITDA, and at the same time add enormous value to our customers and their families.”
Banco Azteca reported remarkable growth in fundamental indicators like deposits, credit portfolio and revenues, and we gradually consolidate a solid position in the group of leading institutions in the most relevant banking variables,” commented Carlos Septién Michel, Chief Executive Officer of Banco Azteca. “This allows us to improve our positioning in the mass market, broadens the savings and consumption capacity in sectors that were previously unattended, brings high-service standards to an increased number of families, and further enhances our perspectives for growth.”
Financial Highlights:
Millions of pesos of constant purchasing power as of March 31, 2006.

			Change
	1Q05	1Q06	$	%
Consolidated Revenue	7,431	8,043	612	8%
Gross Profit	3,386	3,855	469	14%
EBITDA	1,062	1,189	127	12%
Net Income	537	987	450	84%
EPS (Pesos per Share)(1)	2.21	4.19	1.98	90%

(1)	Calculation based on 243,069,000 Elektra* weighted average at March 31, 2005 and 235,576,000 Elektra* weighted average outstanding at March 31, 2006.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Financial Division
Banco Azteca
Banco Azteca reported net income of Ps.125 million in 1Q06, compared with Ps.208 million registered in 1Q05. The reduction primarily results from a 26% increase in operating expenses.
As of March 31, 2006, the estimated capitalization index of Banco Azteca was 12%, higher than the 11% index reported at the end of the same period in the prior year. Banco Azteca’s capitalization index favorably compares with the 8% minimum required by Mexican authorities.
Gross Credit Portfolio
The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.16,213 million, 34% higher than the Ps.12,069 million reported at the end of 1Q05. The average term of the credit portfolio at the end of 1Q06 was 56 weeks, up from the 53 weeks of the prior year. At the end of 1Q06, we had a total of 6.3 million active accounts, a 50% increase compared with 4.2 million at
Saving Accounts and Term Deposits
Net deposits were Ps.28,187 million at the end of 1Q06, 33% up from the Ps.21,199 million of the previous year. The total number of active accounts was 5.8 million, compared with 3.5 million a year ago.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Afore Azteca
Afore Azteca reported net income of Ps.22 million in the quarter, 38% higher than the Ps.16 million of 1Q05. As of March 31, 2006, Siefore Azteca reported Ps.10,919 million in net assets under management.
Seguros Azteca
Seguros Azteca’s net income for the quarter was Ps.49 million, 53% higher than the Ps.32 million reported in 1Q05.
Commercial Division
Revenue of the commercial division in the quarter was Ps.4,589 million, 3% down from the Ps.4,721 million in 1Q05. Despite lower revenue, revenue, gross margin grew 360 basis points to 33.8% in 1Q06, and gross profit increased 9% to Ps.1,551 million.
Total Debt and Net Debt
As of March 31, 2006, the commercial division’s total debt with cost was Ps.4,661 million, compared with Ps.3,743 million reported a year ago. The net debt of the commercial division registered a negative balance of Ps.2,628 million, compared with a negative balance of Ps.1,209 million as of March 31, 2005.
Consolidated Financial Results
Consolidated Revenue
Total consolidated revenue was Ps.8,043 million in 1Q06, 8% higher than the Ps.7,431million reported in the same period a year ago.
EBITDA
Consolidated EBITDA reached Ps.1,189 million, a 12% rise from Ps.1,062 million in 1Q05, despite a 4% growth in the consolidated cost. This resulted in a 50 basis points increase in the EBITDA margin to 14.8%, from 14.3% a year ago.
EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of March 31, 2006.

			Change
	1Q05	1Q06	$	%
EBITDA	1,062	1,189	127	12%
Operating Profit	744	853	109	15%
Operating Expense
During the quarter, operating expense was Ps.2,661 million, an increase of 14% compared with Ps.2,324 million in the same period a year ago. The increase was primarily due to the hiring of new employees at the financial division, which represents a 57% increase year-on-year. In the 1Q05, Grupo Elektra had 28,510 employees in its two main business divisions; while at the end of 1Q06 it had 38,350 employees, an increase of 35%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Operating Profit
During the first quarter, operating income increased 15%, as a result of the combination of an 8% rise in total revenues, as well as the increase of 4% in costs and 14% in total expenses.
Comprehensive Cost of Financing (CIF)
The commercial division reported a financial gain of Ps.492 million in the quarter, compared with a Ps.110 million financial loss a year ago.
The Comprehensive Cost of Financing was primarily influenced by a gain in Cap. Instruments of Ps.466 million, compared with 1Q05, when the balance was zero, as a result of the rise in Grupo Elektra’s stock price during the quarter. In addition, there was a foreign exchange gain of Ps.97 million in the quarter, from a Ps.9 million gain a year ago, as a result of stronger exchange rate depreciation in the quarter, coupled with a larger asset position in US dollars.
Net Income
The increase in EBITDA, together with a positive result in the Comprehensive Cost of Financing were fundamental in generating net income of Ps.987 million in the quarter, 84% higher than net income of Ps.537 million in the same quarter a year ago.
Capex
As of March 31, 2006, capital expenditures were Ps.186 million, mainly resulting from Banco Azteca’s branch expansion and the acquisition of fixed assets.
Cash and Cash Equivalents
As of March 31, 2006, total cash and cash equivalents were Ps.23,126 million, 30% higher than the Ps.17,752 million at the end of 1Q05. The increase resulted from a 47% growth in the cash balance of the commercial division, to Ps.7,289 million, and a 24% increase in the cash balance of the financial division to Ps.15,836 million, in line with the rise in customer deposits.
Consolidated Gross Loan Portfolio
Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of March 31, 2006, was Ps.17,052 million, 35% higher than Ps.12,668 million as of March 31, 2005.
Consolidated Equity
Consolidated equity as of March 31, 2006, was Ps.10,754 million, 28% higher than Ps.8,371 million of the previous year.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Company Profile
Grupo Elektra is Latin America’s leading speciality retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Electricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.
Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through aproximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.
Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:
Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.
EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
          Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

NAME OF THE		MAIN	NUMBER	% OF	TOTAL AMOUNT
COMPANY		ACTIVITIES	OF SHARES	OWNERSHIP	Acquisition	Current
					Cost	Value

ASSOCIATED COMPANIES

1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.85	260,538	905,278
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	54,396

3	OTRAS ASOCIADAS	TWENTY	—	—	156,933	192,206

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					424,994	1,151,880

OTHER PERMANENT INVESTMENTS						-

TOTAL					1,151,880

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT

BANCO DE MEXICO, S.A.	5/30/2009	7.58		1,980,630

TOTAL			—	1,980,630	—	—	—	—	—	—

STOCK MARKET DEBT

STOCK MARKET CERTIFICATES	5/10/2006	9.84	600,000

STOCK MARKET CERTIFICATES	3/9/2006	11.77	291,200	2,048,800

ACCRUED INTEREST	4/20/2006	9.84	1,312

ACCRUED INTEREST	4/14/2006	11.77	11,901

TOTAL			904,413	2,048,800	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

Credit Type /		Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING	31.03.2006		633,361
MABE SA DE CV	30.03.2006		417,605
LG ELECTRONICS MEXICO SA DE CV	31.03.2006		383,569
WHIRLPOOL MEXICO S.A. DE C.V.	30.03.2006		315,195
SAMSUNG ELECTRONICS MEXICO SA DE CV	31.03.2006		227,989
PANASONIC DE MEXICO S.A. DE C.V.	31.03.2006		209,640
NOKIA MEXICO SA DE CV	31.03.2006		179,400
SONY DE MEXICO SA DE CV	31.03.2006		165,562
DAEWOO ELECTRONICS CORPORATION	30.03.2006		155,842
OTHERS SUPPLIERS IN LATIN AMERICA	31.03.2006		181,342
BRIGHTSTAR DE MEXICO S.A. DE C.V.	31.03.2006		119,606
MULTITRADE INTERNATIONAL S.A. DE C.	31.03.2006		67,061
LONCIN GROUP IMPORT AND EXPORT CO L	30.03.2006		64,962
HEWLETT PACKARD MEXICO S DE	20.03.2006		49,765
PHILIPS MEXICANA SA DE CV	31.03.2006		46,908
MAYTAG COMERCIAL S DE RL DE CV	31.03.2006		40,859
KOBLENZ ELECTRICA S.A DE C.V.	31.03.2006		38,026
UNIPLUS S.A. DE C.V.	31.03.2006		27,923
BICICLETAS MERCURIO S.A. DE C.V.	31.03.2006		23,689
OTHERS	30.03.2006		23,526
BICICLO S.A. DE C.V.	31.03.2006		21,617
AVATAR TECHNOLOGY INC.	23.03.2006		21,471
SISTEMAS ABIERTOS DE COMPUTO S.A DE	31.03.2006		15,633
DISTRIBUIDORA DE BICICLETAS BENOTTO	31.03.2006		13,064
MOTOS DE TRABAJO SA DE CV	31.03.2006		11,804
SUNBEAM MEXICANA SA DE CV	08.03.2006		10,242
CALENTADORES CINSA S.A. DE C.V.	31.03.2006		8,861
MAGISTRONI S.A. DE C.V.	31.03.2006		8,507
SPRING AIR MEXICO SA DE CV	31.03.2006		8,309
FUJIFILM DE MEXICO S.A. DE C.V.	30.03.2006		8,263
INDUSTRIAS DK SA DE CV	31.03.2006		8,054
SHARP ELECTRONICS CORPORATION	30.03.2006		7,882
CARRIER MEXICO SA CV	31.03.2006		7,414
G S E B MEXICANA SA DE CV	29.03.2006		7,354
DISTRIBUIDORA DE PRODUCTOS SINGER	30.03.2006		6,187
BRIDGESTONE FIRESTONE DE MEXICO SA DE CV	25.03.2006		5,947
PETTERS CONSUMER BRANDS	31.03.2006		5,915
MIMO S.A. DE C.V.	31.03.2006		5,244
ENERTEC MEXICO S DE RL DE CV	31.03.2006		4,647
INDUSTRIAS LENNOX DE MEXICO	31.03.2006		4,566
UNICOMER S.A. DE C.V.	31.03.2006		4,178
BROTHER INTERNATIONAL DE MEXICO	30.03.2006		4,012
GESTAR ELECTRODOMESTICOS SA DE CV	31.03.2006		3,963
COMERCIALIZADORA THOMSON	03.03.2006		3,485
FASTEL S.A. DE C.V.	28.02.2006		3,395
APPLICA DE MEXICO S DE RL DE CV	31.03.2006		3,234
GRUPO BLER DE MEXICO S.A. DE C.V.	31.03.2006		2,756
CAMAS LAMAS SA DE CV	31.03.2006		2,750
ELECTROLUX HOME PRODUCTS	28.03.2006		2,727
LEXMARK INTERNATIONAL DE MEXICO INC	31.03.2006		2,715
INDUSTRIAS MICHELIN SA DE CV	30.03.2006		2,155
COMESCO SA DE CV	31.03.2006		2,131

TOTAL SUPPLIERS			3,600,312	—	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER			194,644	29,165,955	—

OTHER CURRENT LIABILITIES AND OTHER CREDITS			194,644	29,165,955	—	—	—	—	—	—

			4,699,369	33,195,385	—	—	—	—	—	—

NOTES:

THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS	10.90
LEMPIRAS	19.03
QUETZALES	7.61
SOLES	3.36
COLONES	8.75

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

FOREIGN MONETARY POSITION	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	367,568	4,006,494	88,016	959,379	4,965,873

TOTAL LIABILITIES	201,134	1,586,676	36,444	397,242	1,983,918

SHORT-TERM LIABILITIES	145,567	605,676	36,444	397,242	1,002,918

LONG-TERM LIABILITIES	55,567	981,000	—	—	981,000

NET BALANCE	166,434	2,419,818	51,572	562,137	2,981,955

NOTES:

THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS	10.90
LEMPIRAS	19.03
QUETZALES	7.61
SOLES	3.36
COLONES	8.75

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,027,675	10,779,866	(5,752,191)	0.59	(33,731)

FEBRUARY	7,104,521	11,293,516	(4,188,995)	0.15	(6,410)

MARCH	7,100,366	10,543,983	(3,443,617)	0.13	(4,321)

APRIL	—	—	—	—	—

MAY	—	—	—	—	—

JUNE	—	—	—	—	—

JULY	—	—	—	—	—

AUGUST	—	—	—	—	—

SEPTEMBER	—	—	—	—	—

OCTOBER	—	—	—	—	—

NOVEMBER	—	—	—	—	—

DECEMBER	—	—	—	—	—

RESTATEMENT			—		(102)

CAPITALIZATION			—		—

FOREIGN CORP.			—		—

OTHER			—		—

TOTAL					(44,564)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES
NOT APPLICABLE
CURRENT SITUATION OF FINANCIAL LIMITATIONS
NOT APPLICABLE
BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%
NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MAIN RAW MATERIALS
ANNEX 10

	MAIN		MAIN		COST OF
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	PRODUCTION
(%)
NOT APPLICABLE

NOTES: THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS

MARK-UP				2,305,162
VIDEO			478	675,237
INTEREST INCOME INVESTMENTS				623,791
TELEPHONES			276	456,254
AUDIO			312	485,326
WASHERS AND DRYERS			120	303,008
REFRIGERATORS			101	274,888
OTHER			—	354,938
STOVES AND GRILLS			74	185,554
COMPUTERS			29	176,534
MATTRESSES			86	125,071
LIVING ROOM FURNITURE			47	156,703
MONEY TRANSFERS			—	140,017
BEDS AND BUNK BEDS			36	79,906
AIR CONDITONERS			58	104,056
MOTORCYCLES			25	199,795
DINING ROOM FURNITURE			32	59,211
SMALL APPLIANCES			136	44,224
BICYCLES			84	119,137
ENTERTAINMENT GAMES			32	86,913
EXTENDED WARRANTIES			—	67,433
SEWING MACHINES			7	11,940
DINING SETS			21	56,144
PHOTO DEVELOPING			21	29,507
COMPUTER ACCESSORIES			19	26,591
COINS OF SILVER			272	20,213
SMALL APPLIANCES			112	74,108
FOOD			1	3,846
TYPEWRITING MACHINES			7	6,276
CARS			3	2,134
TOOLS			2	5,336
TRANSPORTATION			9	7,610
VACUUM CLEANERS			5	2,741
BUSINESS			4	3,040
MOVIES			24	812
OTHERS			72	43,482

TOTAL				7,316,938

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
SALES				561,787	LATIN AMERICA
MONEY TRANSFERS				155,408	UNITED STATES
PENALTY INTEREST				4,349	LATIN AMERICA
EXTENDED WARRANTIES				4,445	LATIN AMERICA

TOTAL				725,989

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES

				NUMBER OF SHARES			CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	236,537,767		78,222,947	158,314,820	544,630

TOTAL			236,537,767	—	78,222,947	158,314,820	544,630	-

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
          236,537,767
SHARES PROPORTION BY:
          CPOSs:
          UNITS:
          ADRs:
          GDRs:
          ADSs:
          GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	9,002,000	80.28	110.99

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PROJECTS INFORMATION
ANNEX 13
NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14
NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION
We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA CHIEF EXECUTIVE OFFICER	ING. RODRIGO PLIEGO ABRAHAM CHIEF FINANCIAL OFFICER
MEXICO CITY AT APRIL 27 , 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: April 27, 2006